Exhibit 99.1

 Safe Bulkers, Inc. Holds its 2009 Annual Meeting of Stockholders

Athens, Greece – July 8, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, held its annual meeting of stockholders in Athens today. It was the Company’s first annual meeting since its initial public offering last year.

The Company announced the election of three Class I directors.   Elected Class I directors include Polys Hajioannou, the Company’s Chief Executive Officer and Chairman of the Board of Directors, Ioannis Foteinos, the Company’s Chief Operating Officer and Ole Wikborg, an independent director who serves as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway.  The Class I directors were elected to hold office for a term ending at the annual meeting of stockholders in 2012 and until their respective successors have been duly elected and qualified.

Stockholders also ratified the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2009.

Stockholders also approved an amendment to the Company’s First Amended and Restated Articles of Incorporation that defines its  shipping-related activities. A summary of the amendment is set forth under the heading “Proposal III Approval of the Amendment to the Company’s First Amended and Restated Articles of Incorporation” in the Company’s proxy statement dated June 8, 2009.

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post-2003.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.:  +30 (210) 899-4980

Fax:  +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations/Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.:  (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com